Exhibit 12.1


                       REALTY INCOME CORPORATION
    STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (dollars in thousands)


                                   Years ended December 31,
                       -----------------------------------------------
                         1999      1998      1997      1996     1995
                       -------   -------   -------   -------   -------
Net income             $46,241   $41,304   $34,770   $32,223   $25,600
                       -------   -------   -------   -------   -------
Fixed Charges:
   Interest             23,267    13,044     7,800     1,987     2,186
   Amortization of fees  1,106       679       426       380       456
   Interest capitalized  1,644       660       168       150       217
                       -------   -------   -------   -------   -------
      Fixed charges     26,117    14,383     8,394     2,517     2,859
                       -------   -------   -------   -------   -------
Net income before
   fixed charges        70,714    55,027    42,996    34,590    28,242
Divided by fixed
   charges              26,117    14,383     8,394     2,517     2,859
                       -------   -------   -------   -------   -------
Ratio of earnings to
   fixed charges           2.7       3.8       5.1      13.7       9.9
                       =======   =======   =======   =======   =======
Ratio of earnings to
   combined fixed
   charges and
   preferred stock
   dividends               2.3       3.8       5.1      13.7       9.9
                       =======   =======   =======   =======   =======
Preferred stock
   dividend              5,229        --        --        --        --










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